Exhibit 12.1

Carrols Restaurant Group, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	Year Ended
	December 30, 2007	December 28, 2008	January 3, 2010	January 2, 2011	January 1, 2012
Earnings:
Income from continuing operations before income tax	$6,755	$15,853	$17,004	$2,617	$(2,185)
Add fixed charges:
Interest expense, including amortization of deferred financing costs	14,898	12,125	8,907	8,957	7,353
Portion of rents representative of interest factor	7,928	8,102	7,994	7,723	7,555
Total earnings	$29,581	$36,080	$33,905	$19,297	$12,723
Fixed charges:
Interest expense, including amortization of deferred financing costs	$14,898	$12,125	$8,907	$8,957	$7,353
Portion of rents representative of interest factor	7,928	8,102	7,994	7,723	7,555
	$22,826	$20,227	$16,901	$16,680	$14,908
Ratio of earnings to fixed charges (1)	1.30x	1.78x	2.01x	1.16x	—

(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense that we deemed to be attributable to interest. Our earnings were insufficient to cover our fixed charges for the year ended January 1, 2012 by $2,185.